SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

30 November 2022
LLOYDS BANKING GROUP plc
(Translation of registrant's name into English)

5th Floor
25 Gresham Street
London
EC2V 7HN
United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X..     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes         No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): 82- ________

Index to Exhibits

Item

 No. 1 Regulatory News Service Announcement, dated 30 November 2022 re: Total Voting Rights

30 November 2022

LLOYDS BANKING GROUP PLC
NOTIFICATION OF VOTING RIGHTS AND CAPITAL

As at 30 November 2022, the total number of shares issued by Lloyds Banking Group plc with rights to vote which are exercisable in all circumstances at general meetings is 67,278,416,588 ordinary shares of 10p each, which includes shares represented by American Depositary Receipts. No shares are held in treasury.

That figure may be used by shareholders as the "denominator" for the calculations by which they will determine whether they are required to notify their interest in, or a change to their interest in, Lloyds Banking Group plc under the Financial Conduct Authority's Disclosure Guidance and Transparency Rules.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LLOYDS BANKING GROUP plc
 (Registrant)

By: Douglas Radcliffe
Name: Douglas Radcliffe
Title: Group Investor Relations Director

Date: 30 November 2022